

Ian McConville · 3rd

Chief Operations Officer @ mcSquares

Denver, Colorado, United States · Contact info

500+ connections

M.C. Squares

Lehigh University

Experience

M.C. Squares

3 yrs 5 mos

Chief Operations Officer

Full-time

Sep 2021 – Present · 6 mos

United States

Director Of Operations

Oct 2018 – Sep 2021 · 3 yrs

Program Manager

Rockies Venture Club

Oct 2014 – Oct 2018 · 4 yrs 1 mo

Greater Denver Area

-Coordinated all aspects of the Rockies Venture Club's 100 public events, educational seminars, and accredited investor forums. This includes the annual Angel Capital Summit and the Colorado Capital Conference, both of which host over 300 members of the entrepreneurial community. ...see more

Intern

Nepal Youth Foundation

Jun 2013 – Aug 2013 · 3 mos

Kathmandu, Nepal

• Designed a playground for children recovering from malnutrition
• Collaborated with local NGO officials and professionals in the United States on the playground design
• Engaged local support to determine ideal playground design, accounting for limit ...see more

Education

Lehigh University

Bachelor of Science (BS), Mechanical Engineering

2010 – 2014

Activities and Societies: Men's Rugby, Sigma Phi Epsilon, Pi Tau Sigma (Mechanical Engineering Honors Fraternity)

B.S. in Mechanical Engineering and minor in Aerospace Engineering
3.60 Cumulative GPA, Dean's List
Coursework: Spacecraft Systems Design, Aircraft Design, Propulsion Systems, Advanced Thermodynamics, Aerodynamics, Control Systems, and Integrated Product Development